September 7, 2006

Dear Shareholders:

I have now been in the office of Chief Executive Officer for MedAire, Inc. since March 1, 2006. During the Annual General Meeting in Melbourne on May 26, 2006, I outlined a strategy to return the company to profitability and enhance shareholder value. This letter is to provide you an update on our progress.

The first order of business has been to get the team in place. Decisions were made in June to place Jim Lara, President and Chief Operating Officer, and Michelle Hanson, Chief Financial Officer, on garden leave. Jim Lara will not be replaced at this time. Roger Sandeen has come on board as Chief Financial Officer with more experience in international financial management and Sarbanes Oxley implementation. I am confident that we have the right people in the right jobs to do what needs to be done now.

As stated during the AGM presentation, we need to focus on our core competencies in our core markets of business and general aviation, commercial airlines, commercial shipping and luxury yachts. The major priority is to maintain and grow our loyal client base. To this end, we have refocused our sales resources and begun product development plans to introduce new products into our core markets.

The new focus has also meant that we need to extract ourselves from areas where we have not had strong financial performance including the clinics in Asia. The sale of the Global Doctor clinics was completed at the end of August. We have also ceased to pursue new business in the corporate business traveler markets and enter into contracts to provide security services. We will continue to support our clients in these markets where we can do so efficiently and profitably. To date, we have reviewed and implemented action plans with over fifty existing contracts.

With the establishment of the corporate goal of profitable growth, each department is looking at ways of becoming more cost efficient. One successful example has been in MedSpace where we have reduced cost and increased operating margins while maintaining standards of quality and customer satisfaction. We are also in the process of a line by line review of expenses. One success has been our ability to reduce a major insurance premium by 21%.

With the current and immediate focus on profitability, we have not lost sight of the fact that the long term success of the company will depend on our ability to satisfy our customers with excellent service and products that meet their ever changing needs. To accomplish this we must have a dedicated and energized group of employees. For these reasons, we have established goals to improve client satisfaction and personnel development.

During the second half of the year we will continue the work we have started. We have many more contracts to review and areas to improve operational efficiency and control. Thank you for your continued support and patience.